FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

The Registrant announces that on June 2, 2015, it published reports on the MAGNA site of the Israel Securities Authority and on the MAYA site of the Tel Aviv Stock Exchange as set forth below.

Attached hereto are the following exhibits:

Exhibit 99.1
English translation of the Hebrew reports published by the Registrant on the Magna site and MAYA site, dated June 2, 2015, relating to the additional supply order awarded to the Registrant for the Registrant's miniature video cameras in support of NASA's robotic refueling mission

Exhibit 99.2
Press release of the Registrant relating to the additional supply order awarded to the Registrant for the Registrant's miniature video cameras in support of NASA's robotic refueling mission, dated June 2, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 2, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer